UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Eaton Vance Senior Floating Rate Trust

(Name of Issuer)

AUCTION RATE PREFERRED

(Title of Class of Securities)

27828Q

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27828Q	SCHEDULE 13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bank of America Corporation 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 614
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 614
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 614
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 27828Q	SCHEDULE 13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bank of America, N.A. 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 158
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 158
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON BK

CUSIP No. 27828Q	SCHEDULE 13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blue Ridge Investments, L.L.C 56-1970824
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 456
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 456
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 27828Q	SCHEDULE 13G	Page 5 of 10 Pages

Explanatory Note

This Statement is being filed by the Reporting Persons (as defined below) as a result of the December 31, 2010 termination of the Global Exemptive Relief heretofore relied upon by the Reporting Persons. As permitted by the Global Exemptive Relief, the Reporting Persons filed on Schedule 13G in reliance on Rule 13d-1(b). After the termination of the Global Exemptive Relief, the Reporting Persons are filing on Schedule 13G in reliance on Rule 13d-1(c).

Item 1(a)	Name of Issuer:

Eaton Vance Senior Floating-Rate Trust (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Two International Place

Boston, MA 02110

Item 2(a)	Name of Person Filing:

i.	Bank of America Corporation (“BAC”)

ii.	Bank of America, N.A. (“BANA”)

iii.	Blue Ridge Investments, L.L.C. (“Blue Ridge”)

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

The address of the principal business office of BAC is:

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

The address of the principal business office of BANA is:

101 South Tryon Street

Charlotte, North Carolina 28255

The address of the principal business office of Blue Ridge is:

214 North Tryon Street

Charlotte, North Carolina 28255

Item 2(c)	Citizenship

BAC — Delaware

BANA — United States

Blue Ridge — Delaware

Item 2(d)	Title of Class of Securities:

Auction Rate Preferred

CUSIP No. 27828Q	SCHEDULE 13G	Page 6 of 10 Pages

Item 2(e)	CUSIP Number:

27828Q

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

The number of shares reported herein represents combined holdings in multiple series of auction rate preferred securities of the issuer, which are treated herein as one class of securities in accordance with the Securities and Exchange Commission’s Auction Rate Securities Global Exemptive Relief no-action letter issued on September 22, 2008.

(a)	Amount beneficially owned: See item 9 of cover pages

(b)	Percent of class: See item 11 of cover pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See Items 5-8 of cover pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

BAC, through its wholly-owned subsidiaries, BANA, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Blue Ridge, is engaged in providing a diverse range of financial services and products. Since settlements with the Securities and Exchange Commission and certain state agencies in 2008, Merrill Lynch and certain predecessors have worked with their customers and issuers of auction rate preferred securities to provide liquidity to the auction rate preferred securities market. This has included purchasing auction rate preferred securities from their customers and working with issuers so that they are able to redeem outstanding auction rate preferred securities. BAC’s efforts to work with issuers continue and may include working with the Issuer in the future.

CUSIP No. 27828Q	SCHEDULE 13G	Page 7 of 10 Pages

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 27828Q	SCHEDULE 13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 14, 2011

BANK OF AMERICA CORPORATION

By:	/S/ MICHAEL DIDOVIC
Name:	Michael Didovic
Title:	Attorney-in-fact

BANK OF AMERICA, N.A.

By:	/S/ MICHAEL DIDOVIC
Name:	Michael Didovic
Title:	Director

BLUE RIDGE INVESTMENTS, L.L.C.

By:	/S/ JOHN HIEBENDAHL
Name:	John Hiebendahl
Title:	Senior Vice President and Controller

CUSIP No. 27828Q	SCHEDULE 13G	Page 9 of 10 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement